WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

December 21, 2006

VIA EDGAR ELECTRONIC TRANSMISSION:

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	New Generation Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A File No. 0-24623 Filed September 13, 2006

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as amended

Quarterly Report on Form 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006 and September 30, 2006, as amended

File No. 0-24623

Plastinum Corp. Amendment No. 2 to Registration Statement on Form 10-SB Filed November 30, 2006 File No. 0-52128

Ladies and Gentlemen:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), we are pleased to submit additional clarification to our prior draft response letter filed November 30, 2006 in response to the Comment Letter of the Staff dated December 20, 2006. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Comment 1

We have spoken with SEC Filer Support and confirmed that all correspondence for New Generation Holdings, Inc. has in fact been filed by EDGAR. SEC Filer Support has advised us that they cannot contact the staff, but if the staff contacts them with the accession numbers set forth on Exhibit B attached hereto, SEC Filer Support will confirm that all correspondence have been submitted to EDGAR.

Comment 2

In response to the staff’s comment, we propose to add the following language:

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive/financial officer, to allow timely decisions regarding required disclosure.

As previously disclosed in a Current Report on Form 8-K , which we filed on November 15, 2006 and as described in our Explanatory Note to this Form 10-K/A and Note E to our accompanying consolidated financial statements, as a result of comments raised by the Division of Corporate Finance of the Securities & Exchange Commission (the “Commission”), we determined that accounting errors were made in connection with accounting for and disclosing the beneficial conversion feature embedded in a convertible note as a liability as of the date of issuance instead of equity. As a result, we have determined that our disclosure controls were not effective.

Based on the impact of the aforementioned accounting error, we determined to restate our consolidated financial statements as of December 31, 2005 and 2004 and the years then ended and the period April 7, 2003 (date of inception as a development state) through December 31, 2005.

Subsequent to the date of the financial statements, we implemented the following remedial measures to address the identified material weaknesses.

•	We reviewed all convertible securities to identify any securities that may have embedded beneficial conversion features

•
We have improved the supervision and training of our accounting staff to understand and implement applicable accounting requirements, policies and procedures applicable to the accounting and disclosure of convertible securities.

Changes in Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Comment 3

The value of the shares and warrants were recorded as an expense in the consolidated financial statements of New Generation Holdings, with a corresponding credit to accrued expense. Upon the issuance of shares by Plastinum to settle the liability accrued expense was reduced, with a corresponding credit to the intercompany balance, which was eliminated in consolidation.

The Company believes its accounting of and disclosure of the equity issued to in exchange for previously incurred debt is reasonable and in accordance with generally accepted accounting principles.

Comment 4

We believe that it is appropriate for the Plastinum operations to be classified as discontinued operations since the Plastinum operations and cash flows will be eliminated from the ongoing operations of New Generation Holdings as a result of the spin off transaction and New Generation Holdings will not have any significant continuing involvement in the operations of the Plastinum operations after the spin off transaction. New Generation Holdings will not retain any equity interest in Plastinum after the spin off. In addition, the Commission generally requires that spun-off entities that are components under SFAS No. 144 be reflected as discontinued operations.

There will be no interest in Plastinum or a contractual arrangement or other type of arrangement with Plastinum. There will be no continuing cash flows from the Plastinum operations. We believe this presentation most fairly and completely depicts for investors the effects of the previous and current organization of the Company and the inclusion of the Plastinum operations in continuing operations of New Generation Holding would be misleading as to the nature of the New Generation operations after consummation of the spin off.

Although shareholder approval is not an absolute requirement for spinoffs of subsidiaries, the Company elected to seek shareholder approval in this case because it was seeking the approval of shareholders with respect to its debt conversion transaction with Mr. Mot. The Company’s management believes the Company will have enough votes to approve the spin-off. Accordingly, the Company used the date on which management and the board approved the spin off as the measurement date for disposal.1
The Company believes its accounting of and disclosure of the Plastinum operations as discontinued is reasonable and in accordance with generally accepted accounting principles.

Comment 5

We have spoken with SEC Filer Support and confirmed that all correspondence for Plastinum Corp. has in fact been filed by EDGAR. SEC Filer Support has advised us that they cannot contact the staff, but if the staff contacts them with the accession numbers set forth on Exhibit B attached hereto, SEC Filer Support will confirm that all Plastinum correspondence have been submitted to EDGAR.

Comment 6

In response to the staff’s comment, we propose to add the following language:

EXPLANATORY NOTE

This Amendment No. 3 on Form 10-SB/A (“Amendment No. 3”) amends the General Form for Registration of Securities of Small Business Issuer of Plastinum Corp. (the “Company”) on Form 10-SB, as filed with the Securities and Exchange Commission on July 12, 2006 (the “Original Filing”). This Amendment No. 3 is being filed for the purpose of correcting errors in accounting for and disclosing the allocation of general and administrative expenses incurred by our parent, New Generation Holdings, Inc., on our behalf.

We have not updated the information contained herein for events occurring subsequent to July 12, 2006, the filing date of the Original Filing.

Comment 7

The referenced notes are not applicable to any line items and will be deleted.

Comment 8

We will revise the table as of November 30, 2006. Note that the options issued to Mr. Mot and Mr. Sulzer have not vested and will not vest within the next sixty (60) days. Since such options cannot be exercised within sixty (60) days, they were not included in the table.

_______________________
1 See remarks by Cody L. Smith Jr. Professional Accounting Fellow Office of the Chief Accountant U.S. Securities and Exchange Commission- 1996 National Conference on Current SEC Developments

Comment 9

Mr. Bottinelli is not affiliated with the Company. His name was included because he was a party to the same transaction as Mr. Mot. We have revised the disclosure to refer to Mr. Bottinelli as an unaffiliated third party.

Comment 10

The disclosure in Note B will be revised to reflect that there are a total of 260,000,000 shares authorized. The reference to 760,000,000 was a typographical error.

Comment 11

The shares and warrants to be issued were originally valued, at the date of commitment, on the accounts of NGH. Of this value, 75% was ultimately pushed down to Plastinum, based on the allocation of administrative expenses incurred by NGH on Plastinum’s behalf. In contemplation of the spin off transaction, the consultants were given the opportunity to receive Plastinum shares, which they would ultimately be entitled to receive upon consummation of the spin off. Therefore, no additional consideration was provided to the consultants, and the offset was recorded as a reduction of additional paid in capital, against the original contribution by NGH.

The Company believes its accounting for and disclosure of the equity issued in exchange for the parent’s liabilities is reasonable and in accordance with generally accepted accounting principles.

* * *

On behalf of NGH and Plastinum (the “Companies”), we acknowledge that:

1) The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to their filings; and

3) The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Alan C. Ederer
Alan C. Ederer, Esq.